Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 14, 2015

Relating to Preliminary Prospectus dated April 14, 2015

Registration No. 333-202667

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus dated April 14, 2015 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-202667) relating to this offering. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1435049/000119312515128339/d804420ds1a.htm

The following information updates and supplements the information contained in the Preliminary Prospectus.

Common stock offered by us:	7,000,000 shares.

Common stock to be outstanding after this offering and the concurrent private placement:	58,950,504 shares (or 60,000,504 shares if the underwriters exercise in full their option to purchase additional shares).

Underwriters’ option to purchase additional shares:	1,050,000 shares.

Estimated initial public offering price per share:	$17.00 per share.

Net Proceeds:	We estimate that the net proceeds from the sale of 7,000,000 shares of common stock in this offering, excluding the proceeds from the concurrent private placement, will be approximately $107.7 million at an estimated initial public offering price of $17.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $124.3 million, after deducting the underwriting discount and estimated offering expenses payable by us. Our net proceeds from the concurrent private placement will be $25.0 million.

A registration statement for the offering to which this communication relates has been filed with the Securities and Exchange Commission (SEC) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents Aduro has filed with the SEC for more complete information about Aduro and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website (www.sec.gov). Alternatively, copies of the Preliminary Prospectus may be obtained from: BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com; or Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by email at syndicate@leerink.com, or by phone at (800) 808-7525 ext. 6142.